Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881

Below are excerpts from a transcript of a presentation given by Gustavo Arnal, Chief Financial Officer of Avon Products, Inc. (“Avon”), at the Barclays Global Consumer Staples Conference on September 4, 2019.  An audio replay of this presentation was made available on Avon’s Investor Relations website (http://investor.avonworldwide.com) on September 5, 2019.

CORPORATE PARTICIPANT

Gustavo Arnal, Avon, Chief Financial Officer

PRESENTATION

Operator:

[...]

Next up this morning, we are pleased to welcome Avon back to our Global Consumer Staples Conference this year.  A lot has happened in the past year for Avon.  Last fall, Avon introduced its Open Up Turn Around Plan at the three-year roadmap to modernize this 133-year-old beauty company.

In May, the company entered into a merger agreement with Brazil’s Natura, which will create the fourth-largest pure play beauty company in the world.  The deal is expected to close in early 2020.  Here today to discuss the key elements of Avon’s transformation is CFO Gustavo Arnal.  Thanks so much for joining us.

Gustavo Arnal, Avon, Chief Financial Officer:

Thank you.  Good morning and thank you for joining us.  I am very glad to be here to give you some perspective on Avon’s turnaround plan.

[...]

Three things I’d like to bring to your attention.  First is to refresh what the turnaround plan is for Avon.  We call it the Open Up strategy.  Second, to give an update on where we stand on 2019.  We call it the Year of Execution.  And, third, provide some perspective on the transformative deal that we have announced with Natura, and which we expect to take place in the early part of 2020.

[...]

So with that, then, what comes?  2020, we’ve announced a transaction with Natura, one that we feel very good about, because we see it as an acceleration of the transformation of the company and an acceleration of the turnaround of the results, right?  This has been shared before, it’s an all share transaction.  Our Avon common shareholders are going to become 24% owners of the combined entity.  There is an exchange ratio of 0.3 shares.  There was a premium, of course, and the key point here is that the new company is expected to be listed in the New York Stock Exchange, as well as on the São Paulo [Brasil Bolsa Balcão S.A.] stock exchange.  And we expect a closing in the early part of 2020.  Everything is on track, all of the regulatory processes that we’re working on are on track.  So we feel good about this.

And as I mentioned, we see this as a key enabler here to accelerate our transformation plan.  The four components are push, pull, digital, are very congruent with the capabilities that Natura brings, and with what the combined company will be able to do, right?  Why?  We will have a bigger portfolio and a more premium portfolio.  For example, in fragrance, Avon tends to play in the lower tiers of fragrances, while Natura in the higher tier that provides a tremendous opportunity for what are called “pushing” on a business.

Pull, we will have a suite of stronger brands together.  We will have more scale to innovate, right, and to drive beauty as it should.  Digital, we have our set of tools, Natura has their set of tools, we think Natura, from what we’ve seen has pretty strong capabilities here, so combining forces could help us accelerate, drive the adoption of digitizing our business and enabling our reps.

And, of course, with every transaction and every combined company there are synergies.  We see the combined synergies in the range of $150 million to $250 million, which points to good value creation.

[...]

QUESTIONS AND ANSWERS

Unidentified Participant:

Thank you.  So you’ve been with Avon now for a little over four months.  Maybe if you could talk a little bit about some of the biggest surprises that you have seen since joining the company.

Gustavo Arnal, Avon, Chief Financial Officer:

[...]

Open Up strategy -- you look at it, you slice it left right center, and it’s the right strategy.  The opportunity comes in operationalizing it and on accelerating it and executing it, which is why we call 2019 the Year of Execution and why the management team is focused, we, as a management team, are focused on delivering results and executing the strategies this year.  And the reason why the deal with Natura is very congruent with this to accelerate it.  So that’s one impression -- great strategy and opportunity to accelerate.

[...]

Unidentified Participant:

Thank you.  And also as you move closer towards the merger with Natura, how do you ensure the restructuring efforts that you’re putting in place now are the right ones for the combined company?

Gustavo Arnal, Avon, Chief Financial Officer:

Yes, that’s a great question, and one that we started talking -- we were talking as a management team as we were working on the deal and as we were looking at synergies.  Once the deal became public, we started talking in the following terms with employees and as we make decisions.

The key point here is we are on our own restructuring journey, and we need to continue driving that, right?  We have assets with utilization of 20%, 30%, which makes no sense to keep with the high cost of capital that we have.

Now, under the merger agreement, we have some consultations to do when big projects were to happen, and consult with Natura.  The mindset that we have is very simple.  Do not push for a capital investment or for a restructuring project that could turn into a throwaway cost.  So we are looking at every cost opportunity and every restructuring opportunity full steam.  Driving as fast as we can but some of them, if there could become throwaway once the deal closes in the early part of next year, then we either pause or consult.  We wouldn’t enter into long-term sale and leasebacks too long or, before shutting down warehouses, divesting a warehouse, we would look at the footprint of the combined company.  There is a clean team already looking at the synergies.

So we’re looking at things with both lenses, and it’s a delicate balance.  It’s one that I think we’re managing well.

[...]

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this letter that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon Products, Inc. (“Avon”, “we” or “us”) and Natura &Co Holding S.A. (together with Natura Cosméticos S.A., “Natura &Co”); our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com.  To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for Avon’s shareholders to be filed with the Securities and Exchange Commission (“SEC”).  Avon will mail the joint proxy statement/prospectus to its shareholders, and Avon and Natura &Co will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Natura &Co by going to www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.